U.S. SECU[...]OMMISSION

9

04013522

RECEIVED
NOV 08 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 202

Fj 11/12

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 49668 8-~~042026~~

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Firm ID No.

CHANIN CAPITAL LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11150 Santa Monica Boulevard, Sixth Floor
(No. and Street)

Los Angeles,	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Martinez, Chief Financial Officer (310) 445-4010
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles,	California	90071-3462
(ADDRESS)	(City)	(State)	(Zip Code)

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant

___ Public Accountant

___ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Russell Belinsky, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Chanin Capital LLC (the "Company"), as of September 30, 2004 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

CONSTANCE MARTINEZ
Commission # 1286470
Notary Public - California
Los Angeles County
My Comm. Expires Jan 1, 2005

Signature 10/28/04
Signature Date

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Interest.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (j) A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not required).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not required).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
NOV 08 2004
WASH, D.C. 202 SECTION

CHANIN CAPITAL LLC
(SEC I.D. No. 8-042026)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
NOV 0 8 2004
WASH. D.C. 202 SECTION

INDEPENDENT AUDITORS' REPORT

The Members
Chanin Capital LLC

We have audited the accompanying statement of financial condition of Chanin Capital LLC (the "Company") as of September 30, 2004, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chanin Capital LLC as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

October 26, 2004

CHANIN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

ASSETS:	
Cash and cash equivalents	$1,941,152
Accounts receivable net of allowance for doubtful accounts of $111,412	84,572
TOTAL	$2,025,724

LIABILITIES AND MEMBERS' INTEREST

LIABILITIES—Related party payable	$ 20,934
MEMBERS' INTEREST	2,004,790
TOTAL	$2,025,724

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Chanin Capital LLC (the "Company") was incorporated in California on August 20, 1996. The Company operates as a subsidiary under Chanin Capital Partners LLC (the "Holding Company"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of primarily money market accounts.

Taxes—The Company is a limited liability company. Under federal and California state law, the taxable income or loss of a limited liability company is allocated to each member based on his ownership interest. The member's tax status, in turn, determines the appropriate income tax for his allocated share of taxable income or loss. The Company is subject to a state franchise tax for limited liability companies, which has been recorded in the accompanying financial statements.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Accounts receivable are carried at cost, which approximates fair value.

Off-Balance-Sheet Credit Risk—In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Use of Estimates—The preparation of the accompanying financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement between the Company and a wholly owned subsidiary of the Holding Company, the Company pays a management fee on an annual basis for personnel costs and services and certain general and administrative expenses.

The related amount payable is $20,934 at September 30, 2004, which is payable on demand and non-interest bearing.

(A) Cash and cash equivalents consists of primarily money market accounts.
(B) Is a limited liability company.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's *Uniform Net Capital Rule* ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregated indebtedness, as defined, to exceed 15 times its net capital. At September 30, 2004, the Company had net capital of $1,881,395, which was $1,876,395 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01116 to 1.

4. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

October 26, 2004

Chanin Capital LLC
11150 Santa Monica Boulevard, Sixth Floor
Los Angeles, California 90025

In planning and performing our audit of the financial statements of Chanin Capital LLC (the "Company") for the year ended September 30, 2004 (on which we issued our report dated October 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2004 financial statements and this report does not affect our report on such financial statements dated October 26, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP